UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

Commission File Number: 001-40202

CUSIP Number: 75644T100

NOTIFICATION OF LATE FILING

(Check one):

☐ Form 10-K	☐ Form 20-F	☐ Form 11-K
☑ Form 10-Q	☐ Form 10-D	☐ Form N-CEN	☐ Form N-CSR

For Period Ended: July 31, 2024

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q

For the Transition Period Ended: _______________________________________

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: _______________________________________

PART I

REGISTRANT INFORMATION

Full Name of Registrant	Red Cat Holdings, Inc.
Former Name if Applicable
Address of Principal Executive Office (Street and Number)	15 Ave. Munoz Rivera, Ste 2200
City, State and Zip Code	San Juan, PR 00901

PART II

RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this Form could not be eliminated without unreasonable effort or expense;
☑	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company is unable to file its Quarterly Report on Form 10-Q for the quarter ended July 31, 2024 within the prescribed time period without unreasonable effort and expense for the reasons stated below.

The ongoing impact of the May 3, 2024 order by the U.S. Securities and Exchange Commission (the “SEC”) against BF Borgers CPA PC and Benjamin F. Borgers (individually and together, “Borgers”) has been significant for the Company as the SEC’s order has required the Company to undergo a re-review of historical unaudited quarterly financial statements. As stated in the SEC’s order, Form 10-Q filings on or after the date of the SEC’s order may not present financial information that has been reviewed by Borgers. Each quarterly period presented in Form 10-Q filings on or after the date of the SEC’s order must be reviewed by a qualified, independent, PCAOB-registered public accountant that is permitted to appear or practice before the Commission.

As a result, the Company needs additional time to incorporate the financial statements to be included in the Form 10-Q, which are being prepared by the Company’s new auditor. The Company expects to file the Form 10-Q within the extension period of 5 calendar days.

PART IV

OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Jeffrey Thompson	833	373-3228
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☑ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes ☑ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Red Cat Holdings, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: September 16, 2024		/s/ Jeffrey Thompson
	By:	Jeffrey Thompson
	Title:	Chief Executive Officer

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